UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 10, 2012

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES SIGNING COOPERATION AGREEMENT ON SUPPLIES OF ELGA COMPLEX’S
COAL PRODUCTS WITH RAO ENERGY SYSTEMS OF EAST

Moscow, Russia — September 10, 2012 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces the signing of a cooperation agreement for supplying OJSC “RAO Energy Systems of East” with coal from Elga
Coal Complex.
As part of an official meeting during the Business Summit of the Asia Pacific
Economic Cooperation (APEC), Mechel Mining OAO, which consolidates Mechel
Group’s mining assets, and OJSC “RAO Energy Systems of East” signed an agreement for cooperation for supplies of the Elga deposit’s coal. The agreement was signed by Mechel Mining OAO’s Chief Executive Officer, Igor Zyuzin, and OJSC
“RAO Energy Systems of East”’s Chief Executive Officer, Sergey Tolstoguzov.
The agreement sets forth the key principles of the two sides’ long-term cooperation regarding the use of coal from the Elga deposit. Once probes of
Elga’s coals are delivered to OJSC “RAO Energy Systems of East” subsidiary JSC
“DTE” and in case test burning yields positive results, Mechel Mining may gradually increase supplies of the Elga deposit’s coals up to a total of 60 million tonnes over 15 years.
“Mechel has longstanding partnership ties with DTE. For many years, DTE’s
Neryungri and Khabarovsk power stations were supplied with steam coal from
Neryungri Open Pit, which is part of Yakutugol. Signing the cooperation agreement for supplies of Elga’s coal with RAO Energy Systems of East is a new stage in the business ties between our companies. What is particularly important, this agreement will ensure guaranteed sales of products from Elga
Coal Complex, which is a priority development project for our company, on the
Russian coal market,” Mechel Mining OAO’s Chief Executive Officer Igor Zyuzin
noted.
***
Mechel OAO
Maria Kolmogorova
Tel: + 7 495 221 88 88
maria.kolmogorova@mechel.com

***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, ferrochrome, ferrosilicon, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: September 10, 2012	By:	Yevgeny V. Mikhel
	Name:	Yevgeny V. Mikhel
	Title:	CEO